HUNTER PETERSON | *Founder & CEO, First Jet Airways — Content Strategy, Creative Direction, Audience Growth*

ABOUT

Creative executive and founder with 15 years in content strategy, creative direction, and media production (working professionally since 2012); 10+ years leading multidisciplinary creative teams of up to 45 across the U.S., China, and Australia. Managed 2,900+ productions and 450,000+ assets generating **12.5B+ views and 46.75M+ subscribers/followers** for brands, platforms, and creators including MrBeast, Ubisoft, and Typhur. Founder & CEO of First Jet Airways, the airline born from "Let's Buy Spirit" (Spirit 2.0), one of 2026's most viral consumer movements — 19B+ impressions, 371,000+ pledges audited at $498M, and a $5M+ raise in 72 hours — covered by Rolling Stone, Fortune, TechCrunch, NBC News, and Newsweek. Builds and scales content teams, systems, and measurement frameworks that turn attention into business results — from $6.7M in single-day e-commerce revenue to $1.75M in brand partnerships — using organic strategy, paid amplification, and generative-AI production at scale.

SKILLS

Creative Leadership & Strategy: Content & Creative Strategy, Brand Storytelling, Integrated Campaigns, Organic & Paid Rollout Strategy, Influencer/Creator Marketing, Crisis & Press Communications, Budget & Resource Management, Talent Development

Production & Platforms: YouTube Studio, TikTok Creator Center, Sprinklr, DashHudson, Adobe Creative Suite (Photoshop, Premiere, After Effects, Audition, InDesign, Illustrator), DaVinci Resolve, Final Cut Pro, AR/VR Content, Generative AI Production (GPT, Gemini, Midjourney)

Analytics & Collaboration: Meta Analytics, Meta Business Suite, SQL, Tableau, Looker, Superset, TikTok Analytics, Social Listening, Measurement Frameworks & Data-Informed Optimization, Google Suite, Monday, Asana, Trello, SmartSheets, Workfront

SELECTED EXPERIENCE

CEO & FOUNDER, FIRST JET AIRWAYS (FORMERLY LET'S BUY SPIRIT / SPIRIT 2.0) | *Las Vegas, NV, May 2026 – Present*

- Founded and lead a new U.S. airline born from "Let's Buy Spirit," a movement I created as sole strategist, creator, and facilitator after Spirit Airlines' collapse: **19B+ impressions and 375M+ views**, 371,000+ pledges with a pledge database audited at $498M, and coverage in Rolling Stone, Fortune, TechCrunch, NBC News, and Newsweek.
- Led the 506(c) Reg D raise — $5M+ in a 72-hour period — then evolved the company from a bid for Spirit's bankrupt assets into a brand-new airline, coordinating M&A/aviation counsel, union stakeholders, investors, and national press.
- Built 600,000+ followers on owned-and-operated accounts, 100M+ views in six weeks across TikTok, Instagram, and Facebook, and a 13,000+ member Discord — building the airline in public with a daily narrative engine.
- Ran the launch as a team of one, deploying AI tooling (Claude, Manus, NotebookLM, Perplexity) for automated, organic engagement with investors, creators, and audiences at scale.

FOUNDER & HEAD OF STRATEGY, NUCLEUS | *Los Angeles, CA, Apr 2026 – September 2026*

- Founded a content-strategy consultancy ("not an agency — your strategic brain") that has driven **12.8B+ client views and $12M+ in client GMV in 2026** across some of the fastest-growing channels on YouTube, TikTok, and Instagram.
- Lead embedded strategy engagements — concepts, hooks, structures, and content calendars built for compounding growth — plus creator/influencer programs and production support (editing, thumbnails, paid amplification).

FOUNDER & EXECUTIVE PRODUCER, BROKEN ARROW ENTERTAINMENT LLC | *Los Angeles, CA, Jul 2019 – Jun 2026*

- Founded a production company creating genre and organic digital content; spearheaded a first-of-its-kind UGC content strategy driving algorithmic growth for brands, lifting engagement and retention 175%+ in 30 days using generative AI to iterate at scale.
- Grew all major growth metrics for Ubisoft's Rocksmith+ digital channels by 5x within two months through organic audience call-and-response content and trending formats.

HEAD OF CONTENT, TYPHUR INC. | *San Jose, CA, Aug 2024 – Dec 2024*

- Founded and led Typhur's U.S. social and ad-unit content production team, seamlessly integrating with the Chinese production team within 30 days; managed a global team of 45 and a $350,000/mo influencer content budget.
- Developed and distributed organic and paid campaigns (Google, Meta, Snap, TikTok, OTT) at 5x average ROAS; generated $6.7M in revenue on Black Friday 2024, with 9.5x growth across major performance channels and 5.5x audience engagement.

VICE PRESIDENT, CONTENT STRATEGY, 10PM CURFEW | *Los Angeles, CA, Jun 2024 – Aug 2024*

- Oversaw content strategy, production, and analytics for 60+ social accounts totaling **70M followers and 2.25B monthly views** across Meta, TikTok, YouTube, Snap, X, and Threads; improved analytics performance by 85%.
- Led a team of 35 content managers, influencers, and in-house creators producing 60+ pieces of content per day; led creative ideation on brand partnerships valued at $1.75M with 225M cumulative impressions.

HEAD OF CONTENT, KING KONG MARKETING | *Los Angeles, CA, Mar 2023 – Mar 2024*

- Led the content department for one of Australia's largest marketing companies; set style mandates and creative quality standards, reducing costs by an average of 45% while achieving 6.2x channel growth and 175% audience engagement improvement with a global team of 7.

HEAD OF PRODUCTION, MRBEAST YOUTUBE LLC | *Greenville, NC, Apr 2022 – Aug 2022*

- Spearheaded content strategy and script development across 5 international teams for the world's most-subscribed YouTube channel, producing 10 high-value brand-integrated videos that drove a 2.5x increase in viewer engagement/subscriber growth.
- Overhauled style mandates and production guidelines, driving 3.5x growth in key metrics (watch time, AVD, CTR) across YouTube and TikTok while reducing content production time by 35%.

EDUCATION

UNIVERSITY OF SOUTHERN CALIFORNIA, B.A. FILM PRODUCTION | *Focus: Business of Media, Digital Content Marketing*